SEC 04016294 MMISSION
Washington, D.C. 20549

RECEIVED MAR 01 2004 SEC MAIL PROCESSING SECTION WASH. D.C. 181

AM 3/16/2004

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC FILE NUMBER
8-50891

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: I.E. Butler Securities Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11809 Hinson Road, Suite 400
(No. and Street)

Little Rock, AR 72212-3404
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
I.E. Butler 501-217-9137
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Frazee, Fox & Dodge, Ltd.
(Name – *if individual, state last, first, middle name*)

| 1115 West Fourth Street | Little Rock | AR | 72201 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

AM 3-25-2004

# I. E. BUTLER SECURITIES INC.
# FINANCIAL STATEMENT
# DECEMBER 31, 2003

## CONTENTS

Frazee Fox & Dodge, Ltd.

CERTIFIED PUBLIC ACCOUNTANTS
*Established 1937*

1115 West Fourth Street
Little Rock, AR 72201
*phone:* 501-372-2136
*fax:* 501-372-2139

# INDEPENDENT AUDITOR'S REPORT

I. Ernest Butler, Jr. President
I. E. Butler Securities Inc.
11809 Hinson Road, Suite 400
Little Rock, AR 72212

We have audited the accompanying statements of financial condition of I. E. Butler Securities Inc. (the Company) as of December 31, 2003 and 2002, and the related statements of income, changes in stockholders' equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of I. E. Butler Securities Inc. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

FRAZEE, FOX & DODGE, LTD.

Frazee, Fox & Dodge, Ltd.

Certified Public Accountants

Little Rock, Arkansas
February 21, 2004

# I. E. BUTLER SECURITIES INC.
# STATEMENTS OF FINANCIAL CONDITION
## December 31, 2003 and 2002

| | 2003 | 2002 |
|---|---|---|
| **ASSETS** | | |
| CURRENT ASSETS | | |
| Cash | $ 141,676 | $ 158,128 |
| Total Current Assets | $ 141,676 | $ 158,128 |
| | | |
| PROPERTY, PLANT AND EQUIPMENT, at cost | | |
| Furniture and fixtures | $ 8,374 | $ 8,258 |
| Equipment | 11,504 | 11,298 |
| Leasehold improvements | 244 | 244 |
| | $ 20,122 | $ 19,800 |
| Less: Accumulated depreciation | (15,476) | (13,706) |
| Total Property, Plant and Equipment | $ 4,646 | $ 6,094 |
| | | |
| OTHER ASSETS | | |
| Deferred tax | $ 82,646 | $ 81,603 |
| Deposits | 100 | 100 |
| Total Other Assets | $ 82,746 | $ 81,703 |
| | | |
| Total Assets | $ 229,068 | $ 245,925 |
| | | |
| **LIABILITIES AND STOCKHOLDER'S EQUITY** | | |
| CURRENT LIABILITIES | | |
| Accrued expenses | $ - | $ - |
| Federal and state withholding | 4,270 | 7,930 |
| Total Current Liabilities | $ 4,270 | $ 7,930 |
| | | |
| STOCKHOLDER'S EQUITY | | |
| Common stock (10,000 shares authorized, 800 shares issued and outstanding, $1 par value) | $ 800 | $ 725 |
| Additional paid-in capital | 799,200 | 724,275 |
| Retained earnings (deficit) | (575,202) | (487,005) |
| Total Stockholder's Equity | $ 224,798 | $ 237,995 |
| | | |
| Total Liabilities and Stockholder's Equity | $ 229,068 | $ 245,925 |

The Notes to the Financial Statements are an integral part of these financial statements.

**I. E. BUTLER SECURITIES INC.**
**STATEMENTS OF INCOME**
**For the Years Ended December 31, 2003 and 2002**

| | 2003 | 2002 |
|---|---|---|
| REVENUE | $ 99,375 | $ 183,483 |
| GENERAL AND ADMINISTRATIVE EXPENSES | | |
| Salaries | $ 130,000 | $ 140,000 |
| Office expense | 739 | 1,603 |
| Office rent | 23,116 | 22,548 |
| Equipment rent | 3,882 | 2,619 |
| Travel and entertainment | 389 | 128 |
| Professional fees | 2,694 | 3,176 |
| Reimbursable expense | 677 | - |
| Subscriptions | 1,012 | |
| Utilities | 4,120 | 6,372 |
| Licenses | 11,530 | 11,896 |
| Depreciation | 1,770 | 3,108 |
| Insurance | 1,082 | 988 |
| Taxes | 7,579 | 7,779 |
| Donations | 25 | - |
| Total General and Administrative Expenses | $ 188,615 | $ 200,216 |
| Operating income (loss) | $ (89,240) | $ (16,733) |
| Loss on disposal of assets | $ - | $ (415) |
| Net income (loss) before taxes | $ (89,240) | $ (16,733) |
| Income tax benefit (expense) | 1,043 | 2,321 |
| Net Income (Loss) | $ (88,197) | $ (14,412) |

The Notes to the Financial Statements are an integral part of these financial statements.

# I. E. BUTLER SECURITIES INC.
## STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
### For the Years Ended December 31, 2003 and 2002

| | Common Stock | | | | |
|---|---|---|---|---|---|
| | Shares | Amount | Additional Paid-In Capital | Retained Earnings (Deficit) | Total Stockholders' Equity |
| Beginning balance | 685 | $ 685 | $ 684,315 | $ (472,178) | $ 212,822 |
| Net loss | | | | (14,827) | (14,827) |
| Issuance of capital stock | 40 | 40 | 39,960 | - | 40,000 |
| Balance at December 31, 2002 | 725 | $ 725 | $ 724,275 | $ (487,005) | $ 237,995 |
| Net loss | - | - | - | (88,197) | (88,197) |
| Issuance of capital stock | 75 | 75 | 74,925 | - | 75,000 |
| Balance at December 31, 2003 | 800 | $ 800 | $ 799,200 | $ (575,202) | $ 224,798 |

The Notes to the Financial Statements are an integral part of these financial statements.

**I. E. BUTLER SECURITIES INC.**
**STATEMENTS OF CASH FLOW**
**For the Years Ended December 31, 2003 and 2002**

| | 2003 | 2002 |
|---|---|---|
| CASH FLOW FROM OPERATING ACTIVITIES | | |
| Net income (loss) | $ (88,197) | $ (14,827) |
| Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities: | | |
| Depreciation and amortization | 1,770 | 3,108 |
| Gain (loss) on disposal of property | - | 414 |
| (Increase) decrease in deferred tax benefits | (1,043) | (2,321) |
| Increase (decrease) in accrued liabilities | (3,660) | 7,264 |
| Total adjustments | $ (2,933) | $ 8,465 |
| Net cash provided (used) by operating activities | $ (91,130) | $ (6,362) |
| CASH FLOW FROM INVESTING ACTIVITIES | | |
| Cash payments for the purchase of property | $ (322) | $ (1,050) |
| Net cash provided (used) by operating activities | $ (322) | $ (1,050) |
| CASH FLOW FROM FINANCING ACTIVITIES | | |
| Proceeds from issuance of common stock | $ 75,000 | $ 40,000 |
| Net cash provided (used) by financing activities | $ 75,000 | $ 40,000 |
| Net increase (decrease) in cash and cash equivalents | $ (16,452) | $ 32,588 |
| Cash and cash equivalents, beginning of year | 158,128 | 125,540 |
| Cash and cash equivalents, end of year | $ 141,676 | $ 158,128 |

The Notes to the Financial Statements are an integral part of these financial statements.

**I. E. BUTLER SECURITIES INC.**
**NOTES TO FINANCIAL STATEMENTS**
**December 31, 2003 and 2002**

## NOTE 1: SIGNIFICANT ACCOUNTING POLICIES

The accounting policies relative to the carrying value of property and equipment are indicated in the captions of the statement of financial condition. Information as to the method of computing depreciation is detailed below. Other significant accounting policies are as follows:

Depreciation
For financial statement purposes, depreciation is computed by using the straight-line method for all assets.

Cash equivalents
The Company considers all demand deposit accounts and certificates of deposit with maturities of three months or less to be cash equivalents.

Income Taxes
Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes for operating losses that are available to offset future taxable income.

Advertising
The Company expenses advertising production costs as they are incurred and advertising communications costs the first time the advertising takes place.

Estimates
The preparation of financial statements in conformity with generally accepted auditing principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Operations
The Company was formed on January 14, 1998, and began operations soon thereafter. The Company will act as only an agent in financing transactions, private placements of equities and fixed income securities and consulting. Revenue will be recognized as fees are earned. The Company also engages attorneys, accountants and other professionals in connection with its consulting services. Any fees that will be paid directly by the Company and not passed through to customers will be deducted as paid. The Company operates in a highly regulated industry that requires that the Company be licensed in each jurisdiction that it intends to operate.

## NOTE 2: LEASING ARRANGEMENTS

The Company conducts its operations from facilities that are leased under a two-year noncancellable lease beginning May 1, 2003. The Company also leases office equipment under a 60-month operating lease that began April 25, 2002.

The following is a schedule of future minimum lease payments required under the above leases:

| | |
|---|---|
| 2004 | $25,980 |
| 2005 | $10,380 |
| 2006 | $2,580 |
| 2007 | $645 |
| 2008 | $0 |

## NOTE 3: NET CAPITAL REQUIREMENTS

As discussed earlier, the Company operates in a highly regulated industry and is required to maintain minimum net capital balances in order to remain in compliance with various regulatory agencies. Net capital for regulatory purposes is $137,406 and $150,198 for December 31, 2003 and 2002, which is not materially different from that reflected in the Company's Focus Reports.

## NOTE 4: INCOME TAXES

The Company has loss carryforwards totaling $570,324 as of December 31, 2002 that may be offset against future taxable income. If not used, the carryforward will expire in:

| | |
|---|---|
| 2013 | $ 142,386 |
| 2014 | $ 138,632 |
| 2015 | $ 166,334 |
| 2016 | $ 106,856 |
| 2017 | $ 16,116 |
| 2018 | $ 89,234 |

The provision for income taxes consists of the following components:

| | 2003 | 2002 |
|---|---|---|
| Deferred benefit | $ 1,043 | $ 2,321 |

## NOTE 5: RESERVE, POSSESSION AND CONTROL REQUIREMENTS

The Company is exempt under Section (k)(2)(ii). All transactions are cleared through another broker dealer (#8-01927) on a fully disclosed basis.

## NOTE 6: CONCENTRATION OF CREDIT RISK

The Company maintains its cash balances in one financial institution located in Little Rock, Arkansas. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 2003 and 2002, the Company's uninsured cash balance totaled $41,676 and $58,128, respectively.

**I. E. BUTLER SECURITIES INC.**
**COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1**
**OF THE SECURITIES AND EXCHANGE COMMISSION**
**SCHEDULE I**
**DECEMBER 31, 2003 and 2002**

| | 2003 | 2002 |
|---|---|---|
| Total stockholders' equity | $ 224,798 | $ 237,995 |
| Deductions and/or charges: | | |
| Nonallowable assets: | | |
| Furniture, equipment and leasehold improvements, net | (4,646) | (6,094) |
| Other nonallowable assets | (82,746) | (81,703) |
| Net capital (1) | $ 137,406 | $ 150,198 |
| Aggregate indebtedness: | | |
| Accounts payable and accrued expenses | $ 4,270 | $ 7,930 |
| Minimum net capital required (based on 1500% of aggregate indebtedness) | $ 285 | $ 529 |
| Minimum net capital required (based on 1000% of aggregate indebtedness) | $ 427 | $ 793 |
| Minimum dollar required | $ 100,000 | $ 100,000 |
| Excess net capital | $ 37,406 | $ 50,198 |
| Percentage of aggregate indebtedness to net capital | 3.11% | 5.28% |

(1) No material differences exist between the above amounts and the capital computations reflected in the Company's FOCUS reports.

Frazee Fox & Dodge, Ltd.

CERTIFIED PUBLIC ACCOUNTANTS
*Established 1937*

1115 West Fourth Street
Little Rock, AR 72201
*phone:* 501-372-2136
*fax:* 501-372-2139

Board of Directors
I. E. Butler Securities Inc.
Little Rock, AR 72201

In planning and performing our audit of the financial statements and supplemental schedules of I. E. Butler Securities Inc. (the Company), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications and comparisons

2) Recordation of differences required by rule 17a-13

3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these.

FRAZEE, FOX & DODGE, LTD.

Frazee, Fox & Dodge, Ltd.

Certified Public Accountants

February 21, 2004
Little Rock, Arkansas